FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan Period Ended December 31, 2002

Commission File Number 1-812

 HAMILTON SUNDSTRAND de PUERTO RICO
SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06103

 HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Index to Financial Statements
December 31, 2002 and 2001

FINANCIAL STATEMENTS OF THE
HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Report of Independent Auditors

To the Participants and Administrator of the
Hamilton Sundstrand de Puerto Rico Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hamilton Sundstrand de Puerto Rico Savings Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held at End of Year and Non-exempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 27, 2003

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Statements of Net Assets Available for Benefits
 December 31, 2002 and 2001

	2002	2001
Assets:
Investments (Note 3)	$2,254,503	$2,217,260
Loans to participants	413,066	316,837

Net Assets Available for Benefits	$2,667,569	$2,534,097

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
 Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

2002
Additions to net assets attributed to:
Investment income:
Interest	$417
Dividends	40,878

Contributions:
Participants'	531,221
Employer's	190,350
Total additions	762,866

Deductions from net assets attributed to:
Net depreciation in fair value of investments	(275,268)
Distributions to participants	(323,852)
Administrative expenses	(30,274)
Total deductions	(629,394)

Net increase	133,472

Net Assets Available for Benefits, December 31, 2001	2,534,097

Net Assets Available for Benefits, December 31, 2002	$2,667,569

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General.   The Hamilton Sundstrand de Puerto Rico Savings Plan, formerly known as the Sundstrand de Puerto Rico Employee Savings Plan,  (the "Plan") is a defined contribution plan covering all employees of Hamilton Sundstrand de Puerto Rico, Inc., an indirect subsidiary of United Technologies Corporation ("UTC"). The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the prospectus and summary plan description as well as the Plan document which are available from UTC.

Contributions and Vesting.  Eligible new hires are automatically participants in the Plan and will contribute 2% of compensation to the Plan, unless they elect out of plan participation or elect to contribute at a higher rate. Participants may elect to contribute, through payroll deductions, up to 8 percent of their eligible compensation, as defined by the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2002, the Plan offered 6 investment options to participants: three Growth Funds; one Income Fund; one Money Market Fund; and UTC Common Stock.

The company matching contribution is 100 percent of the participant's eligible contributions from the first 2 percent of base pay. Employer and participant contributions are deposited into the investment funds in accordance with the participants' elections.

Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions, plus actual earnings thereon, become fully vested after three years of eligible service.

Participant Accounts. Interest, dividends, and realized and unrealized gains and losses on investments of the funds are allocated directly to each participant's account by Banco Popular. Forfeited balances of terminated participants' nonvested employer contribution accounts are used to reduce future employer contributions. For the year ended December 31, 2002, no forfeitures were used to reduce employer contributions.

Voting Rights.  Common Stock held in the UTC Common Stock Fund is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the funds.  All shares of employer stock in the UTC Common Stock Fund for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions.  All employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.

Trustee and Recordkeeper. All of the Plan's assets are held by Banco Popular, the Plan trustee, who also has participant account recordkeeping responsibilities.

Participant Loans.  Participants may elect to borrow from their account balances a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The interest rate on participant loan withdrawals during 2002 was 9%.

Payment of Benefits.  Generally, on termination of service due to death, disability, or retirement, benefits are paid in a lump sum to a terminating participant.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Notes to Financial Statements

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting.   The financial statements of the Plan are prepared under the accrual method of accounting, except for benefits, which are recorded when paid.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value as determined by the Plan trustee, typically by reference to published market data. The UTC Common Stock is valued at its year-end unit closing price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Plan Expenses. Administrative expenses, such as trustee, custodial and recordkeeping fees, were paid directly by the Plan in 2002.

Use of Estimates. The preparation of financial statements requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Notes to Financial Statements

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

	2002	2001

Deutsche Asset Management Equity 500 Index Fund, 7,050 and 6,142 units, respectively	$704,132	$799,633
Deutsche Asset Management U.S. Bond Index Premier Fund, 43,241 and 38,411 units, respectively	458,347	400,247
Deutsche Asset Management Money Market Fund, 384,850 and 373,553 units, respectively	384,850	373,553
UTC Common Stock, 6,960 and 5,487 units, respectively	431,102	354,625
Vanguard Small Cap Index Fund, 10,975 and 8,802 units, respectively	171,872	174,449

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $275,268. Mutual fund investments depreciated by $254,072 and the UTC Stock Fund depreciated by $21,196.

NOTE 4 - RELATED-PARTY TRANSACTIONS

The Plan holds common shares of UTC, the Plan sponsor, and these qualify as party-in-interest transactions.

The Plan invests in UTC Common Stock.  During the year ended December 31, 2002, the Plan purchased units of UTC Common Stock in the approximate amount of $119,000, sold units of UTC Common Stock in the approximate amount of $22,000, and had net depreciation on the UTC Common Stock in the approximate amount of $21,000.  The total value of the Plan's interest in UTC Common Stock was $431,102 and $354,625 at December 31, 2002 and 2001, respectively.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Notes to Financial Statements

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become fully vested in their account balances.

NOTE 6 - TAX STATUS

The Puerto Rico Department of Treasury ruled on June 1, 1994 that the Plan qualifies under section 165(a) of the Income Tax Act of 1954 (the "Act"), as amended. Therefore, the related trust is not subject to tax under present Puerto Rico income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Act.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
FORM 5500, SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
Notes to Financial Statements

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-In-Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Purchase Price	(e) Selling Price	(f) Lease Rental	(g) Expenses Incurred in Connection with Transactions	(h) Cost of Asset	(i) Current Value of Asset on Transaction Date	(j) Net Gain (Loss) on Each Transaction
UTC	Employer	A portion of September 2002 participant contributions were deposited into the Plan on October 23, 2002. The interest rate used to calculate lost income is 9.2%.	$ 2	N/A	N/A	N/A	$ 2	$ 2	--*

* Department of Labor Reg. 2510.3-102 requires that employee contributions be submitted to the Plan no later than 15 business days following the end of the month in which amounts were withheld from compensation. Failure to remit employee contributions in to the Plan on a timely basis is considered a nonexempt transaction with a party-in-interest. Management believes that this transaction should not affect the tax-qualified status of the Plan as all such required payments were subsequently paid upon discovery. Therefore, no provision for income taxes has been included in the Plan's financial statements.

SUPPLEMENTAL SCHEDULE
HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets Held at End of Year
December 31, 2002

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Current Value

	Deutsche Asset Management	Equity 500 Index Fund	$704,132
	Deutsche Asset Management	U.S. Bond Index Premier Fund	458,347
	Deutsche Asset Management	Money Market Fund	384,850
*	United Technologies Corporation	UTC Common Stock	431,102
	Vanguard Group of Investments	Vanguard Small Cap Index Fund	171,872
	Deutsche Asset Management	EAFE Equity Premier Fund	104,200
	Plan Participants	Participant Loans Receivable	413,066
			$2,667,569

* Indicates an identified person known to be a party-in-interest to the Plan

SIGNATURES

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Dated: June 30, 2003	By:	/s/ Laurie P. Havanec
Laurie P. Havanec Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Auditors *

(99)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed and dated by Laurie P. Havanec and David L. Porter as of June 30, 2003. *

* Submitted electronically herewith.